Exhibit 99.5

Execution Version

GUARANTEE AGREEMENT

BETWEEN

BROOKFIELD PROPERTY PARTNERS L.P.

AND

QATAR INVESTMENT AUTHORITY

December 4, 2014

GUARANTEE AGREEMENT

THIS GUARANTEE AGREEMENT is made effective the 4th day of December, 2014 between:

BROOKFIELD PROPERTY PARTNERS L.P., a Bermuda exempted limited partnership with registration number 47277 (the “Guarantor”)

— and —

QATAR INVESTMENT AUTHORITY, an independent arm of the Qatari government established by State of Qatar Emiri Decision No (22) of 2005  (“QIA”)

WHEREAS:

I.                                        The Guarantor is the managing general partner of Brookfield Property L.P. (“Property Partnership”), a Bermuda exempted limited partnership.

II.                                   Property Partnership has agreed to issue and sell to QIA, and QIA has agreed to subscribe for and purchase, an aggregate of US$1,800,000,000 of Class A Preferred Limited Partnership Units (such units outstanding from time to time, “Preferred Units”) to be issued in three series at a price per Preferred Unit equal to US$25.00 having the rights, privileges, restrictions and conditions set forth in the Second Amended and Restated Limited Partnership Agreement for Brookfield Property L.P. (the “LPA”) as amended by the First Amendment to the LPA (the “Amended LPA”).

III.                              QIA has agreed to subscribe for the Preferred Units on condition that the Guarantor guarantees the obligation of Property Partnership to pay, irrespective of whether Property Partnership has sufficient net assets to do so, to the holder or holders of Preferred Units the issue price per Preferred Unit together with all dividends accrued and unpaid up to but excluding the date of payment (the “Liquidation Amount”) in the event of a liquidation, dissolution or winding-up of Property Partnership (the “Guaranteed Obligations”), which guarantee will rank junior to any indebtedness of the Guarantor, pari passu with all obligations of the Guarantor in respect of any preferred partnership interests issued by the Guarantor from time to time (the “Guarantor Preferred Unit Obligations”), and senior to all obligations of the Guarantor in respect of all other non-preferred partnership units issued by the Guarantor from time to time (the “Guarantor Partnership Unit Obligations”).

NOW THEREFORE in consideration of the premises and the mutual covenants and agreements herein contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto hereby covenant and agree as follows:

ARTICLE 1
DEFINITIONS

1.1                               Definitions

(a)                                 “Amended LPA” has the meaning assigned to that term in the recitals.

(b)                                 “Brookfield” means Brookfield Asset Management Inc.

(c)                                  “General Partner” means Brookfield Property Partnership Limited.

(d)                                 “Guaranteed Obligations” has the meaning assigned to that term in the recitals, and, provided that, for greater certainty, the Guaranteed Obligations shall be determined assuming that Property Partnership has sufficient assets available on a liquidation, dissolution or winding-up to pay the Liquidation Amount in full.

(e)                                  “Guarantor” has the meaning assigned to that term in the recitals.

(f)                                   “Guarantor Partnership Unit Obligations” has the meaning assigned to that term in the recitals.

(g)                                  “Guarantor Preferred Unit Obligations” has the meaning assigned to that term in the recitals.

(h)                                 “ICC” has the meaning ascribed to that term in Section 6.8.

(i)                                     “Indebtedness” means the principal of and the interest and premium (or any other amounts payable thereunder), if any, on:

(i)                                     all indebtedness (including any indebtedness to trade creditors), liabilities and obligations of the Guarantor (other than the Guaranteed Obligations), whether outstanding on the date of this Guarantee or thereafter created, incurred, assumed or guaranteed; and

(ii)                                  all renewals, extensions, restructurings, refinancings and refundings of any such indebtedness, liabilities or obligations.

(j)                                    “Investor” means QIA or any person or persons to whom Investor’s rights under this Guarantee have been assigned or transferred in whole or in part in accordance with Section 6.4.

(k)                                 “Liquidation Amount” has the meaning assigned to that term in the recitals.

(l)                                     “LPA” has the meaning assigned to that term in the recitals.

(m)                             “Officer’s Certificate” means a certificate signed by any officer or director (or the equivalent) of the general partner of the Guarantor.

(n)                                 “Preferred Units” has the meaning assigned to that term in the recitals.

(o)                                 “Property Partnership” has the meaning assigned to that term in the recitals.

(p)                                 “QIA” has the meaning assigned to that term in the recitals.

(q)                                 “Rules” has the meaning ascribed to that term in Section 6.8.

ARTICLE 2
GUARANTEE

2.1                               Guarantee

The Guarantor absolutely, irrevocably and unconditionally, as primary obligor and not merely as surety, guarantees in favour of Investor the due and punctual payment of the Guaranteed Obligations, regardless of any defense (except for the defense of payment by Property Partnership), right of set-off or counterclaim which the Guarantor may now or hereafter have or assert.

2.2                               Waiver of Notice

The Guarantor hereby waives notice of acceptance of this Guarantee and irrevocably waives and agrees not to assert any claims for defense, set-off or counterclaim based on promptness, diligence, presentment, demand, protest and notice of any kind, all defenses which may be available by virtue of any valuation, stay, moratorium law or other similar law now or hereafter in effect.

2.3                               Guarantee Absolute

The Guarantor guarantees that the Guaranteed Obligations will be paid strictly in accordance with their terms, regardless of any law, regulation or order now or hereafter in effect in any jurisdiction affecting any such terms or the rights of Investor with respect thereto.  The liability of the Guarantor under this Guarantee shall be absolute and unconditional irrespective of:

(a)                                 any sale, transfer or assignment by Investor of any Preferred Unit or any right, title, benefit or interest of Investor therein or thereto;

(b)                                 any amendment or change in or to, or any waiver of, any of the terms of the LPA or the Preferred Units;

(c)                                  any change in the name, partners, objects, constitution, capacity, capital or the constating documents of the Guarantor;

(d)                                 any change in the name, partners, objects, status, control, ownership, constitution, capacity, capital or the constating documents of Property Partnership;

(e)                                  any partial payment by Property Partnership, or any release or waiver, by operation of law or otherwise, of the performance or observance by Property Partnership of any express or implied agreement, covenant, term or condition relating to the Preferred Units to be performed or observed by Property Partnership;

(f)                                   the extension of time for the payment by Property Partnership of all or any portion of the Guaranteed Obligations or the extension of time for the performance of any other obligation under, arising out of, or in connection with, the Preferred Units;

(g)                                  any failure, omission, delay or lack of diligence on the part of Investor to enforce, assert or exercise any right, privilege, power or remedy conferred on Investor pursuant to the terms of the LPA or the Preferred Units, or any action on the part of Investor granting indulgence or extension of any kind;

(h)                                 subject to Section 4.1.2, the recovery of any judgment against Property Partnership, any voluntary or involuntary liquidation, dissolution, sale of any collateral, winding up, merger or amalgamation of Property Partnership or the Guarantor, any sale or other disposition of all or substantially all of the assets of Property Partnership, or any judicial or extrajudicial receivership, insolvency, bankruptcy, assignment for the benefit of, or proposal to, creditors, reorganization, moratorium, arrangement, composition with creditors, or readjustment of debt of, or other proceedings affecting Property Partnership, the Guarantor or any of the assets of Property Partnership or the Guarantor;

(i)                                     any circumstance, act or omission that would prevent subrogation operating in favour of the Guarantor;

(j)                                    any illegality, invalidity of, or defect or deficiency or unenforceability in, the Preferred Units;

(k)                                 the settlement or compromise of any obligation guaranteed hereby or hereby incurred;

(l)                                     any defense by Property Partnership to immunity from suit or any suretyship defense that might be available to the Guarantor; or

(m)                             any other circumstance, act or omission that might otherwise constitute a defence available to, or a discharge of, Property Partnership in respect of any of the Guaranteed Obligations, or the Guarantor in respect of any of the Guaranteed Obligations (other than, and to the extent of, the payment or satisfaction thereof), it being the intent of the Guarantor that its obligations in respect of the Guaranteed Obligations shall be absolute and unconditional under all circumstances and shall not be discharged except by payment in full of the Guaranteed Obligations. Investor shall not be bound or obliged to exhaust its recourse against Property Partnership or any other persons or to take any other action against Property Partnership or any other persons before being entitled to demand payment from the Guarantor hereunder.  This Guarantee is one of payment not collection.

There shall be no obligation of Investor to give notice to, or obtain the consent of, the Guarantor with respect to the happening of any of the foregoing.

2.4                               Continuing Guarantee

This Guarantee shall apply to and secure any ultimate balance due or remaining due to Investor in respect of the Guaranteed Obligations and shall be binding as an absolute and continuing obligation of the Guarantor.  This Guarantee shall continue to be effective or be reinstated, as the case may be, if at any time payment of any of the Guaranteed Obligations must or may be rescinded, is declared or may become voidable, annulled, invalidated, declared to be fraudulent or preferential or must or may otherwise be returned, refunded or repaid by Investor for any reason, including the insolvency, bankruptcy, dissolution or reorganization of Property Partnership or the General Partner or upon or as a result of the appointment of a custodian, receiver, trustee or other officer with similar powers with respect to Property Partnership or the General Partner or any substantial part of its property, all as though such payment had not been made.  If at any time Property Partnership or the General Partner is precluded from making payment when due in respect of any Guaranteed Obligations, such amounts shall nonetheless be deemed to be due and payable by Property Partnership to Investor for all purposes of this Guarantee and the Guaranteed Obligations shall be immediately due and payable to Investor.  This is a guarantee of payment, and not merely a deficiency or collection guarantee.

2.5                               Guarantee of Payment

If Property Partnership fails to pay any of the Guaranteed Obligations when due, the Guarantor shall pay to Investor the Guaranteed Obligations immediately after demand made in writing, but in any event within 15 days of any failure by Property Partnership to pay the Guaranteed Obligations when due, without any evidence that Investor has demanded that Property Partnership or the Guarantor pay any of the Guaranteed Obligations or that Property Partnership has failed to do so.

2.6                               Subrogation; Set-Off

The Guarantor shall have no right of subrogation in respect of any payment made to Investor hereunder until such time as the Guaranteed Obligations have been fully satisfied.  In the case of the liquidation, dissolution, winding-up or bankruptcy of Property Partnership (whether voluntary or involuntary), or if Property Partnership makes an arrangement or compromise or proposal with its creditors, Investor shall have the right to rank for its full claim and to receive all distributions or other payments in respect thereof until its claims have been paid in full, and the Guarantor shall continue to be liable to Investor for all and any balance which may be owing to Investor by Property Partnership.  The Guaranteed Obligations shall not, however, be released, discharged, limited or affected by the failure or omission of Investor to prove the whole or part of any claim against Property Partnership.  If any amount is paid to the Guarantor on account of any subrogation arising hereunder at any time when the Guaranteed Obligations have not been fully satisfied, such amount shall be held in trust by the Guarantor for the benefit of Investor and shall forthwith be paid to Investor to be credited and applied against the Guaranteed Obligations. From and after a demand has been made by Investor for payment of the Guaranteed Obligations, until the Guaranteed Obligations have been paid in full, the Guarantor shall have no right of set-off or counterclaim against Property Partnership.

2.7                               Independent Obligations

The Guarantor acknowledges that its obligations hereunder are independent of the obligations of Property Partnership with respect to the Preferred Units and that the Guarantor shall be liable to make payment of the Guaranteed Obligations pursuant to the terms of this Guarantee notwithstanding the occurrence of any event referred to in subsections (a) through (m), inclusive, of Section 2.3 and regardless of whether Investor makes a demand upon the Guarantor or Property Partnership.  The Guarantor will pay the Guaranteed Obligations without regard to any equities between it and Property Partnership or any defence or right of set-off, compensation, abatement, combination of accounts or cross-claim that it or Property Partnership may have.

ARTICLE 3
PRIORITY OF GUARANTEE

3.1                               Applicability of Article

The obligations of the Guarantor hereunder shall be subordinate and subject in right of payment to the prior payment in full of all Indebtedness, shall rank pari passu with all Guarantor Preferred Unit Obligations (and the obligations of the Guarantor hereunder are hereby subordinated so as to rank pari passu with such Guarantor Preferred Unit Obligations), and shall rank senior to all Guarantor Partnership Unit Obligations. Investor, as a condition to and by acceptance of the benefits conferred hereby, agrees to and shall be bound by the provisions of this Article 3.

3.2                               Order of Payment

Upon any distribution of the assets of the Guarantor on any dissolution, winding up, liquidation or reorganization of the Guarantor (whether in bankruptcy, insolvency or receivership proceedings, or upon an “assignment for the benefit of creditors” or any other marshalling of the assets and liabilities of the Guarantor, or otherwise):

(a)                                 all Indebtedness shall first be paid in full, or provision made for such payment, before any payment is made on account of the Guaranteed Obligations;

(b)                                 all Guaranteed Obligations shall be paid on a pari passu and pro rata basis with all Guarantor Preferred Unit Obligations; and

(c)                                  any payment or distribution of assets of the Guarantor, whether in cash, property or securities, to which Investor would be entitled except for the provisions of this Article 3, shall be paid or delivered by the trustee in bankruptcy, receiver, assignee for the benefit of creditors, or other liquidating agent making such payment or distribution, directly to the holders of Indebtedness or Guarantor Preferred Unit Obligations (as applicable) or their representative or representatives, or to the trustee or trustees under any indenture pursuant to which any instruments evidencing any of such Indebtedness or Guarantor Preferred Unit Obligations may have been issued, to the extent necessary, in the case of Indebtedness, to pay all Indebtedness in full after giving effect to any concurrent payment or distribution, or provision therefor, to the holders of such Indebtedness.

3.3                               Ranking with Respect to Units of Guarantor

Notwithstanding anything herein contained to the contrary, the obligations of the Guarantor hereunder will rank (i) on a pro rata and pari passu basis with all other Guarantor Preferred Unit Obligations; and (ii) senior to all Guarantor Partnership Unit Obligations.

3.4                               Obligation to Pay Not Impaired

Nothing contained in this Article 3 or elsewhere in this Guarantee or in the terms of the Preferred Units is intended to or shall impair, as between the Guarantor, its creditors (other than the holders of Indebtedness), and Investor, the obligation of the Guarantor, which is absolute and unconditional, to pay to Investor the Guaranteed Obligations in accordance herewith, as and when the same shall become due and payable in accordance with this Guarantee, or affect the relative rights of Investor and creditors of the Guarantor other than the holders of the Indebtedness and Guarantor Preferred Unit Obligations; nor shall anything herein or therein prevent Investor from exercising all remedies otherwise permitted by applicable law upon default under this Guarantee, subject to the rights, if any, under this Article 3 of the holders of Indebtedness and Guarantor Preferred Unit Obligations in respect of cash, property or securities of the Guarantor that are received upon the exercise of any such remedy.

3.5                               No Payment if Indebtedness in Default

Upon the maturity of any Indebtedness by lapse of time, acceleration, demand or otherwise, then, except as provided in Section 3.6, all principal of and interest on all such matured Indebtedness shall first be paid in full, or shall first have been duly provided for, before any payment by the Guarantor is made on account of the Guaranteed Obligations.

In case of default with respect to any Indebtedness permitting the holder thereof to accelerate the maturity thereof, unless and until such default shall have been cured or waived or shall have ceased to exist, no payment shall be made by the Guarantor with respect to the Guaranteed Obligations, and Investor shall not be entitled to demand, institute proceedings for the collection of, or receive any payment or benefit from the Guarantor (including without limitation by set-off, combination of accounts or otherwise in any manner whatsoever) on account of the Guaranteed Obligations after the happening of such a default (except as provided in Section 3.7), and unless and until such default shall have been cured or waived or shall have ceased to exist, such payments received from the Guarantor shall be held in trust for the benefit of, and, if and when the Indebtedness shall have become due and payable, shall be paid over to, the holder of such Indebtedness or their representative or representatives or to the trustee or trustees under any indenture under which any instruments evidencing an amount of such Indebtedness remaining unpaid, until all such Indebtedness shall have been paid in full, after giving effect to any concurrent payment or distribution to the holders of such Indebtedness.

The fact that any payment hereunder is prohibited by this Section 3.5 shall not prevent the failure to make such payment from being an Event of Default hereunder.

3.6                               Payment on Preferred Units Permitted

Nothing contained in this Article 3 or elsewhere in this Guarantee, or in the terms of the Preferred Units, shall affect the obligation of the Guarantor to make, or prevent the Guarantor from making, at any time except during the pendency of any dissolution, winding up or liquidation of the Guarantor or reorganization proceedings specified in Section 3.2 affecting the affairs of the Guarantor, any payment on account of the Guaranteed Obligations, except that the Guarantor shall not make any such payment other than as contemplated by this Article 3, if it is in default in payment of any of its Indebtedness.  The fact that any such payment is prohibited by this Section 3.6 shall not prevent the failure to make such payment from being an Event of Default hereunder.

3.7                               Confirmation of Subordination

As a condition to the benefits conferred hereby on Investor, Investor by acceptance thereof agrees to take such action as may be necessary or appropriate to effectuate the subordination as provided in this Article 3.  Upon request of and at the cost and expense of the Guarantor, and upon being furnished with an Officer’s Certificate stating that one or more named persons are holders of Indebtedness or Guarantor Preferred Unit Obligations, or the representative or representatives of such holders, or the trustee or trustees under which any instrument evidencing such Indebtedness or Guarantor Preferred Unit Obligations may have been issued, and specifying the amount and nature of such Indebtedness or Guarantor Preferred Unit Obligations, Investor shall enter into a written agreement or agreements with the Guarantor and the person or persons named in such Officer’s Certificate providing that such person or persons are entitled to all the rights and benefits of this Article 3 as the holder or holders, representative or representatives, or trustee or trustees of such Indebtedness or Guarantor Preferred Unit Obligations specified in such Officer’s Certificate and in such agreement.  Such agreement shall be conclusive evidence that the indebtedness specified therein is Indebtedness or Guarantor Preferred Unit Obligations, as applicable, however, nothing herein shall impair the rights of any holder of Indebtedness or Guarantor Preferred Unit Obligations who has not entered into such an agreement.

3.8                               Investor May Hold Indebtedness

Investor is entitled to all the rights set forth in this Article 3 with respect to any Indebtedness at the time held by it, to the same extent as any other holder of Indebtedness or Guarantor Preferred Unit Obligations, and nothing in this Guarantee deprives such holder of any of its rights as such holder.

3.9                               Rights of Holders of Indebtedness or Guarantor Preferred Obligations Not Impaired

No right of any present or future holder of any Indebtedness or Guarantor Preferred Unit Obligations to enforce the subordination herein will at any time or in any way be prejudiced or impaired by any act or failure to act on the part of the Guarantor or by any non-compliance by the Guarantor with the terms, provisions and covenants of this Guarantee, regardless of any knowledge thereof which any such holder may have or be otherwise charged with.

3.10                        Altering Indebtedness or Guarantor Preferred Obligations

A holder of Indebtedness or Guarantor Preferred Unit Obligations has the right to extend, renew, modify or amend the terms of such Indebtedness or Guarantor Preferred Unit Obligations or any security therefor and to release, sell or exchange such security and otherwise to deal freely with the Guarantor or any other person, all without notice to or consent of Investor and without affecting the subordination herein, the liabilities and obligations of the parties to this Guarantee.

3.11                        Additional Indebtedness and Securities

This Guarantee does not restrict the Guarantor from incurring any indebtedness for borrowed money or otherwise or mortgaging, pledging or charging its properties to secure any indebtedness or from issuing any securities.

ARTICLE 4
TERMINATION AND REMEDIES

4.1                               Termination of Guarantee

4.1.1                               This Guarantee and all obligations hereunder will terminate and be of no further force and effect on the earlier of:

(a)                                 the date that no person other than the Guarantor or one of its affiliates holds any Preferred Units; and

(b)                                 all sums payable by Property Partnership in respect of the Guaranteed Obligations have been paid.

4.1.2                               Subject to Section 6.4, all of the rights, obligations and liabilities of the Guarantor pursuant to this Guarantee shall terminate, and the Guarantor shall be discharged of all obligations and covenants under this Guarantee, upon the conveyance, distribution or transfer (including pursuant to a reorganization, consolidation, liquidation, dissolution, sale of any collateral, winding up, merger, amalgamation, arrangement or otherwise) of all or substantially all of the Guarantor’s properties, securities and assets to a person that has assumed the obligations of the Guarantor pursuant to Section 6.4.

4.2                               Suits for Enforcement by Investor

In the event that the Guarantor fails to pay the Guaranteed Obligations as required (an “Event of Default”) pursuant to the terms of this Guarantee, Investor may institute judicial proceedings for the collection of the moneys so due and unpaid, may prosecute such proceedings to judgment or final decree and may enforce the same against Property Partnership and/or the Guarantor and may collect the moneys adjudged or decreed to be payable in the manner provided by law out of the property of the Guarantor.

If an Event of Default occurs and is continuing, Investor may in its discretion proceed to protect and enforce its rights by such appropriate judicial proceedings as Investor shall deem most effectual to protect and enforce any such rights, whether for the specific enforcement of any covenant or agreement in this Guarantee or in aid of the exercise of any power granted herein, or to enforce any other proper remedy.

4.3                               Investor May File Proofs of Claim

In case of the pendency of any receivership, insolvency, liquidation, bankruptcy, reorganization, arrangement, adjustment, composition or other judicial proceeding relative to the Guarantor or the property of the Guarantor, Investor shall be entitled and empowered, by intervention in such proceeding or otherwise:

(a)                                 to file and prove a claim for any Guaranteed Obligation then due and payable and to file such other papers or documents as may be necessary or advisable in order to have the claims of Investor allowed in such judicial proceeding; and

(b)                                 to collect and receive any moneys or other property payable or deliverable on any such claims and to distribute the same.

4.4                               Application of Money Collected

Any money collected by Investor pursuant to this Article shall be applied in the following order:

(a)                                 FIRST, To the payment of all amounts due to Investor in respect of the costs, charges, expenses and advances incurred in connection with enforcing its rights hereunder;

(b)                                 SECOND, Subject to the pro rata and pari passu payment of any Guarantor Preferred Unit Obligations then due, to the payment of any Guaranteed Obligation then due and unpaid on a pro rata basis; and

(c)                                  THIRD, The balance, if any, to the Person or Persons entitled thereto.

4.5                               Restoration of Rights and Remedies

If Investor has instituted any proceeding to enforce any right or remedy under this Guarantee and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to Investor, then and in every such case, subject to any determination in such proceeding, the Guarantor and Investor shall be restored severally and respectively to their former positions hereunder and thereafter all rights and remedies of Investor shall continue as though no such proceeding had been instituted.

4.6                               Rights and Remedies Cumulative

No right or remedy herein conferred upon or reserved to Investor is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise.  The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

4.7                               Delay or Omission Not Waiver

No delay or omission of Investor to exercise any right or remedy accruing upon an Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein.  Every right and remedy given by this Article or by law to Investor may be exercised from time to time, and as often as may be deemed expedient, by Investor.

4.8                               Waiver of Stay or Extension Laws

The Guarantor covenants (to the extent that it may lawfully do so) that it will not at any time insist upon, or plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay or extension law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of this Guarantee; and the Guarantor (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law and covenants that it will not hinder, delay or impede the execution of any power herein granted to Investor, but will suffer and permit the execution of every such power as though no such law had been enacted.

4.9                               Undertaking for Costs

Both parties to this Guarantee agree that any court may in its discretion require, in any suit for the enforcement of any right or remedy under this Guarantee, the filing by any party litigant in such suit of an undertaking to pay the costs of such suit and that such court may in its discretion assess reasonable costs, including reasonable lawyers’ fees, against any party litigant in such suit, having due regard to the merits and good faith of the claims or defenses made by such party litigant; but the provisions of this section shall not apply to (i) any suit instituted by the Guarantor, or (ii) any suit instituted in accordance with this Guarantee by Investor for the enforcement of the payment of the Guaranteed Obligations.

4.10                        Withholding

All payments to be made by the Guarantor to the Investor under this Guarantee shall be made free and clear of, and without withholding or deduction for, any taxes, duties, assessments or governmental charges in the nature of a tax imposed by the jurisdiction in which the Guarantor is organized or any other jurisdiction from or through which payments under this Guarantee are made, including any interest, additions to taxes or penalties applicable thereto, unless, based on the advice of nationally-recognized counsel experienced as to such matters, such withholding or deduction is required by law or by the interpretation or administration thereof, including by reason of Investor’s failure to comply with any certification, identification, documentation or other reporting requirements if such compliance is required by law or an applicable tax treaty as a condition to exemption from, or a reduction in the rate of deduction or withholding of, any such tax.

ARTICLE 5
REPRESENTATIONS

5.1                               Guarantor Representations

The Guarantor represents, warrants and covenants to Investor, and acknowledges that Investor is relying thereon, that:

(a)                                 The Guarantor is an exempted limited partnership duly organized and validly existing under the laws of Bermuda and has the requisite power and authority to own, lease and operate its properties and to conduct its business.

(b)                                 The Guarantor has all requisite legal and corporate power and authority to execute and deliver the Guarantee and to perform its obligations hereunder.

(c)                                  The Guarantor has duly authorized, executed and delivered the Guarantee, and, upon acceptance by Investor, the Guarantee will constitute a valid and binding agreement of the Guarantor, enforceable against the Guarantor in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization or other laws of general application affecting enforcement of creditors’ rights and general principles of equity that restrict the availability of equitable remedies.

(d)                                 No consent, approval, authorization, order or agreement of, or registration, filing or qualification with, or any other action by, any domestic or foreign federal, provincial, state, municipal or other governmental department, court, tribunal, commission or commissioner, bureau, minister or ministry, board or agency, or other regulatory authority, including any securities regulatory authority, the TSX and the NYSE (each, a “Governmental Authority”) or other person is required for the execution, delivery or performance of the Guarantee by the Guarantor.

(e)                                  Neither the entering into, delivery or performance of the Guarantee nor the completion of the transactions contemplated hereby by the Guarantor will: (i) conflict with or result in the violation or breach of any of the provisions of the constating documents or bye-laws of the Guarantor; (ii) conflict with, or result in a breach or violation of any of the terms of, or constitute a default under, or result in the creation or imposition of any lien or right of any other person upon any assets of the Guarantor pursuant to any agreement or other instrument to which the Guarantor is a party or by which the Guarantor is bound or to which any of the assets of the Guarantor is subject, or (iii) result in the violation of any law in respect of which the Guarantor must comply, with such exceptions, in the case of each of clauses (ii) and (iii) above, as would not have a material adverse effect on the Guarantor’s ability to perform its obligations hereunder.

(f)                                   The Guarantor (i) has not directly or indirectly, obtained or induced and will not attempt to so obtain or induce the procurement of the Guarantee or any contract, consent, approval, right, interest, privilege or other obligation or benefit related to the Guarantee or the transactions contemplated hereby or the Guarantor’s other dealings with Investor or its Connected Persons through any violation of law or regulation and (ii) other than in respect of fees payable to professional advisors, has not given or agreed to give and shall not give or agree to give to any person, either directly or indirectly, any placement fee, introductory fee, arrangement fee, finder’s fee or any other fee, compensation, monetary benefit or any other benefit, gift, commission, gratification, bribe or kickback, whether described as a consultation fee or otherwise, with the object of obtaining or inducing the procurement of the transactions contemplated hereby or any contract, right, interest, privilege or other obligation or benefit related to the transactions contemplated hereby. As used herein, the term “Connected Persons” means (a) Investor’s affiliates; (b) the advisers, agents, representatives and consultants of Investor and its affiliates; and (c) the directors, officers, partners and employees of Investor, its affiliates and of its and their advisers, agents, representatives and consultants.

The representations and warranties of the Guarantor contained in the Guarantee shall survive until the termination of the Guarantee.

5.2                               Investor Representations

Investor represents, warrants and covenants to the Guarantor, and acknowledges that the Guarantor is relying thereon, that:

(a)                                 Investor is an independent arm of the Qatari government established by State of Qatar Emiri Decision No (22) of 2005 and has the power and authority to own, lease and operate its properties and to conduct its business.

(b)                                 Investor has all requisite legal and corporate power and authority to execute and deliver the Guarantee and to perform its obligations hereunder.

(c)                                  Investor has duly authorized, executed and delivered the Guarantee, and, upon acceptance by the Guarantor, the Guarantee will constitute a valid and binding agreement of Investor, enforceable against Investor in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization or other laws of general application affecting enforcement of creditors’ rights and general principles of equity that restrict the availability of equitable remedies.

(d)                                 No consent, approval, authorization, order or agreement of, or registration, filing or qualification with, or any other action by, any Governmental Authority or other person is required for the execution, delivery or performance of the Guarantee by Investor.

(e)                                  Neither the entering into, delivery or performance of the Guarantee nor the completion of the transactions contemplated hereby by Investor will: (i) conflict with or result in the violation or breach of any of the provisions of the constating documents or by-laws of Investor; (ii) conflict with, or result in a breach or violation of any of the terms of, or constitute a default under, or result in the creation or imposition of any lien or right of any other person upon any assets of Investor pursuant to any agreement or other instrument to which Investor is a party or by which Investor is bound or to which any of the assets of Investor is subject; or (iii) result in the violation of any law applicable to Investor or any law respecting money-laundering, corruption or terrorism applicable to the Guarantor, with such exceptions, in the case of each of clauses (ii) and (iii) above, as would not have a material adverse effect on the ability of Investor to perform its obligations hereunder.

(f)                                   Investor (i) has not directly or indirectly, obtained or induced and will not attempt to so obtain or induce the procurement of the Guarantee or any contract, consent, approval, right, interest, privilege or other obligation or benefit related to the Guarantee or the transactions contemplated hereby or the Guarantor’s other dealings with Investor or its Connected Persons through any violation of law or regulation and (ii) other than in respect of fees payable to professional advisors, has not given or agreed to give and shall not give or agree to give to any person, either directly or indirectly, any placement fee, introductory fee, arrangement fee, finder’s fee or any other fee, compensation, monetary benefit or any other benefit, gift, commission, gratification, bribe or kickback, whether described as a consultation fee or otherwise, with the object of obtaining or inducing the procurement of the transactions contemplated hereby or any contract, right, interest, privilege or other obligation or benefit related to the transactions contemplated hereby.

The representations and warranties of Investor contained in the Guarantee shall survive until the termination of the Guarantee.

ARTICLE 6
GENERAL

6.1                               No Recourse Against Certain Persons

A director, officer, employee, limited partner or securityholder, as such, of the Guarantor or the general partner of the Guarantor shall not have any liability for any obligations of the Guarantor under this Guarantee beyond the partnership assets of the Guarantor or for any claim based on, in respect of or by reason of such obligations or its creation.  Each of the parties hereto acknowledges that the Guarantor and Property Partnership are limited partnerships and that there is no recourse to the limited partners of the Guarantor or Property Partnership.

6.2                               Notices

Any demand, notice or other communication to be given in connection with this Guarantee must be given in writing and will be given by personal delivery or by electronic means of communication addressed to the recipient as follows:

To the Guarantor:

Brookfield Property Partners L.P.
73 Front Street
Hamilton, HM 12, Bermuda

Fax No.: 441 296 4475

Attention: Corporate Secretary

Email:

To Investor:

Qatar Investment Authority

Q-Tel Tower

Diplomatic Area Street, West Bay

Doha, Qatar

Attention: Head, Mergers & Acquisitions Department

Email: notices.m&a@qatarholding.qa

with a copy to:

General Counsel

Legal Department

Qatar Holding LLC

Q-Tel Tower

Diplomatic Area Street, West Bay

Doha, Qatar

Email: notices.legal@qatarholding.qa

or to such other address, individual or electronic communication number as may be designated by notice given by either party to the other. Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by electronic communication, on the day of transmittal thereof if given during the normal business hours of the recipient and on the business day during which such normal business hours next occur if not given during such hours on any day.

6.3                               Entire Agreement/Amendment

This Guarantee contains the entire agreement of the parties and supersedes all prior agreements between the parties relating to the subject matter hereof. There are no representations, warranties, covenants or other agreements between the parties relating to the subject matter hereof except as stated or referred to herein.

No amendment to this Guarantee will be valid or binding unless set forth in writing and executed by both parties. No failure of any party to exercise and no delay by it in exercising any right, power or remedy in connection with this Guarantee shall operate as a waiver of that right, nor shall any single or partial exercise of any right preclude any other or further exercise of that right or the exercise of any other right.

6.4                               Assignment

No party may assign, transfer or delegate its rights, benefits or obligations under this Guarantee without the prior written consent of the other parties; except that the rights and obligations of Investor hereunder may be assigned, transferred or otherwise granted without the prior written consent of Guarantor by Investor to any transferee of a Preferred Unit; provided, further however, the rights and obligations of the Guarantor hereunder shall be assigned, transferred or otherwise granted without the prior written consent of Investor by the Guarantor to any purchaser or transferee of all or substantially all of the Guarantor’s properties, securities and assets. Any other purported assignment, transfer or delegation other than in accordance with this Section 6.4 shall be null and void.  The terms and provisions of this Guarantee shall be binding upon and enure to the benefit of the Guarantor and Investor and their respective successors and permitted assigns.

6.5                               Further Assurances

Each party will, from time to time at the request of the other party, execute and deliver all such further documents and perform or cause to be performed such further acts or things as may be reasonably required to give full effect to, and carry out or better evidence or perfect the intent of, this Guarantee.

6.6                               Time

Time is of the essence in this Guarantee.

6.7                               Costs

Except as provided in Section 3.7 and Section 4.9, all costs and expenses incurred in connection with this Guarantee and the transactions contemplated hereby will be paid by the party incurring such costs and expenses, whether or not any of the transactions contemplated hereby are consummated.

6.8                               Governing Law; Consent to Arbitration

This Guarantee shall be governed by and construed in accordance with the laws of the State of New York. All disputes arising out of or in connection with this Guarantee shall be finally settled under the Rules of Arbitration (the “Rules”) of the International Chamber of Commerce (“ICC”), which Rules are deemed to be incorporated by reference into this clause. The tribunal shall consist of three (3) arbitrators. The Guarantor and Investor shall each designate one arbitrator. The third arbitrator shall be designated by the two arbitrators designated by the parties. If either the Guarantor or Investor fails to designate an arbitrator within thirty (30) days after the filing of a dispute with the ICC, such arbitrator shall be appointed in the manner prescribed by the Rules. Any arbitration proceeding conducted pursuant to this Guarantee shall take place in New York, being the legal seat of the arbitration, and shall be conducted in English. The decision or award of the arbitrators shall be in writing and shall be final and binding on the parties.

6.9                               Severance

If any term of this Guarantee is or becomes illegal, invalid or unenforceable in any jurisdiction, that shall not affect the legality, validity or enforceability in that jurisdiction of any other term of this Guarantee or the legality, validity or enforceability in other jurisdictions of that or any other provision of this Guarantee. The parties shall use all reasonable endeavours to replace any provision held to be illegal, invalid or unenforceable with a legal, valid and enforceable substitute provision the effect of which is as close as possible to the intended effect of the invalid provision.

6.10                        Counterparts

This Guarantee may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall constitute one and the same document. A party’s transmission by facsimile or electronic mail of this Guarantee duly executed by that party shall constitute effective delivery by that party of an executed copy of this Guarantee.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF the parties have duly executed this Guarantee as of the date first written above.

BROOKFIELD PROPERTY PARTNERS L.P., by its general partner, BROOKFIELD PROPERTY PARTNERS LIMITED

Per:	/s/ Jane Sheere
	Name:	Jane Sheere
	Title:	Secretary

QATAR INVESTMENT AUTHORITY

Per:	/s/ Sheikh Abdullah bin Mohammed bin Saud Al-Thani
	Name:	Sheikh Abdullah bin Mohammed bin Saud Al-Thani
	Title:	Chief Executive Officer